SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Telecom Argentina S.A.

Item

1.	English translation of letter to the Buenos Aires Stock Exchange dated February 15, 2012	1

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, February 15, 2012

Securities and Exchange Commission

Dear Sirs,

RE.: Complementary Information in IFRS as of September 30, 2011

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that the Company has prepared a Special Report with the purpose of facilitating information to the investor community of the effects that the adoption of IFRS will have on its financial statements as since the beginning of fiscal year 2012, such financial statements will be prepared in accordance with the referred rules.

The Special Report may be accessed in the Company’s website at the address http://www.telecom.com.ar/investors/index.html, section Press releases and others.

Sincerely,

Pedro Insussarry

Responsible for Market Relations of Telecom Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	February 16, 2012	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman of the Board of Directors